OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

609720-10-7

(CUSIP Number)

Matthew T. Moroun
Chairman of the Board
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Oakland Financial Corporation (Federal ID #38-3276605)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)          ☒

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power
Number of		7,999

Shares	8.	Shared Voting Power

Beneficially		1,040,271*

Owned by Each	9.	Sole Dispositive Power

Reporting		7,999

Person	10.	Shared Dispositive Power

With		1,040,271*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

0.05%

14.	Type of Reporting Person (See Instructions)

HC

* Consists of (i) 7,999 shares owned by Oakland Financial Corporation, (ii) 529,578 shares owned by Liberty Bell Agency, Inc., and (iii) 502,694 owned by Cherokee Insurance Company as of the close of business on March 30, 2004. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Liberty Bell Agency, Inc. (Federal ID #38-2338264)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)          ☒

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Michigan

	7.	Sole Voting Power
Number of		529,578

Shares	8.	Shared Voting Power

Beneficially		1,040,271*

Owned by Each	9.	Sole Dispositive Power

Reporting		529,578

Person	10.	Shared Dispositive Power

With		1,040,271*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

529,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

3.51%

14.	Type of Reporting Person (See Instructions)

CO

* Consists of (i) 7,999 shares owned by Oakland Financial Corporation, (ii) 529,578 shares owned by Liberty Bell Agency, Inc., and (iii) 502,694 owned by Cherokee Insurance Company as of the close of business on March 30, 2004. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Cherokee Insurance Company (Federal ID #38-3464294)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)          ☒

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Michigan

	7.	Sole Voting Power
Number of		502,694

Shares	8.	Shared Voting Power

Beneficially		1,040,271*

Owned by Each	9.	Sole Dispositive Power

Reporting		502,694

Person	10.	Shared Dispositive Power

With		1,040,271*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

502,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

3.33%

14.	Type of Reporting Person (See Instructions)

IC

* Consists of (i) 7,999 shares owned by Oakland Financial Corporation, (ii) 529,578 shares owned by Liberty Bell Agency, Inc., and (iii) 502,694 owned by Cherokee Insurance Company as of the close of business on March 30, 2004. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 3 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 3 amends Amendment No. 2 (as filed on October 1, 2002, “Amendment No. 2”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”), of Monmouth Real Estate Investment Corporation, a Delaware corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendment No. 1, Amendment No. 2, or the original Schedule 13D.

     Items 3, 4 and 5 of Amendment No. 1, Amendment No. 2, and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     The first sentence of the first paragraph of Item 3 of Amendment No. 1, Amendment No. 2, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $7,100,000.

     A fifth paragraph is hereby added to Item 3 of Amendment No. 1, Amendment No. 2, and the original Schedule 13D, which paragraph shall read as follows:

     Upon filing the October 1, 2002 Amendment No. 2 to the Statement on Schedule 13D, Oakland, Liberty Bell and Cherokee collectively owned 861,938 shares of Common Stock, or 7.35% of the outstanding shares of Common Stock. At March 30, 2004, Oakland, Liberty Bell, and Cherokee collectively owned 1,040,271 shares of Common Stock, or 6.89% of the outstanding shares of Common Stock.

     The reduction from 7.35% ownership of the outstanding shares of Common Stock as of the October 1, 2002 filing to 6.89% at March 30, 2004 is attributable to the net effect of:

1)	Issuer issued 3,370,440 (29%) new shares of Common Stock between October
1, 2002 and March 30, 2004, as shares outstanding increased from 11,720,209 to 15,090,649 during such period.

2)	Oakland, Liberty Bell, and Cherokee collectively had a net increase in their owned shares of Common Stock of 178,333 shares, increasing their collective owned shares from 861,938 shares at October 1, 2002 to 1,040,271 shares at March 30, 2004.

Item 4. Purpose of Transaction.

     The first sentence of the first paragraph of Item 4 of Amendment No. 1, Amendment No. 2, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Oakland, Liberty Bell and Cherokee had net acquisitions of 178,333 shares of Common Stock between October 1, 2002 and March 30, 2004, bringing their total ownership of the outstanding shares of Common Stock to approximately 6.89%, down from 7.35% at October 1, 2002.

Item 5. Interest in Securities of the Issuer.

     Paragraphs (a), (b) and (c) of Item 5 of Amendment No. 1, Amendment No. 2, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:

     (a) As of March 30, 2004, Oakland owned 7,999 shares of Common Stock, or approximately 0.05% of the outstanding shares of Common Stock, Liberty Bell owned 529,578 shares of Common Stock, or approximately 3.51% of the outstanding shares of Common Stock, and Cherokee owned 502,694 shares, or approximately 3.33% of the outstanding shares of Common Stock. On a collective basis, as of March 30, 2004, the reporting persons beneficially owned an aggregate of approximately 6.89% of the outstanding shares of Common Stock.

     The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock as reported by Issuer in its Form 10-Q for the quarter ended December 31, 2003. The total number of outstanding shares of Common Stock owned by Oakland, Liberty Bell and Cherokee does not include any shares acquired pursuant to Issuer’s Dividend and Reinvestment Plan (“DRP”) after March 15, 2004.

     (b) As of March 30, 2004, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 7,999 shares of Common Stock, or approximately 0.05% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 529,578 shares of Common Stock, or approximately 3.51% of the outstanding shares of Common Stock, and Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 502,694 shares of Common Stock, or approximately 3.33% of the outstanding shares of Common Stock.

     (c) During the 60-day period preceding the date of this Amendment No. 3, Liberty Bell acquired 13,293 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.50 per share to $8.88 per share, for a total cost of $117,538. Liberty Bell sold 86,400 shares through open market sales at prices ranging from $9.00 per share to $9.31 per share, for total proceeds of $793,731.

     During the 60-day period preceding the date of this Amendment No. 3, Cherokee acquired 11,475 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.50 per share to $8.88 per share, for a total cost of $101,401.

     During the 60-day period preceding the date of this Amendment No. 3, Oakland acquired 3,712 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.50 per share to $8.88 per share, for a total cost of $32,498. Oakland sold 11,808 shares through open market sales at prices ranging form $9.28 per share to $9.30 per share, for total proceeds of $109,707.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2004

OAKLAND FINANCIAL CORPORATION
By: /s/ Matthew T. Moroun

Name: Matthew T. Moroun
Title: Chairman of the Board
LIBERTY BELL AGENCY, INC.
By: /s/ Matthew T. Moroun

Name: Matthew T. Moroun
Title: Chairman of the Board
CHEROKEE INSURANCE COMPANY
By: /s/ Matthew T. Moroun
Name: Matthew T. Moroun
Title: Chairman of the Board